Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

TFI International Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

87241L109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87241L109	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons Fondation Mirella et Lino Saputo
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,960,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,960,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,960,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.3%
12	Type of Reporting Person OO

CUSIP No. 87241L109	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Jolina Capital Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.5%
12	Type of Reporting Person CO

CUSIP No. 87241L109	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Placements Jolina Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 90,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 90,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 90,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person CO

CUSIP No. 87241L109	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons Emanuele Saputo
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,550,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,550,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,550,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.9%
12	Type of Reporting Person IN

CUSIP No. 87241L109	Schedule 13G	Page 5 of 9

ITEM 1.	(a) Name of Issuer:

TFI International Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

8801 Trans-Canada Highway

Suite 500

Saint-Laurent, Quebec H4S 1Z6

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Fondation Mirella et Lino Saputo

Jolina Capital Inc.

Placements Jolina Inc.

Emanuele Saputo

(b) Address or Principal Business Office:

The address for each of the Reporting Persons is 8000, boulevard Langelier, suite 200, Montreal, Quebec H1P3K2.

(c) Citizenship of each Reporting Person is:

Mr. Saputo is a citizen of Canada. Fondation Mirella et Lino Saputo is a non-profit legal person organized under the Quebec Companies Act. Jolina Capital Inc. and Placements Jolina Inc. are corporations organized under the Canada Business Corporations Act.

(d) Title of Class of Securities:

Common Shares, no par value (“Common Shares”).

(e) CUSIP Number:

87241L109

ITEM 3.

Not applicable.

CUSIP No. 87241L109	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Shares of the Issuer as of December 31, 2020, based upon 93,397,985 Common Shares outstanding as of December 31, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Fondation Mirella et Lino Saputo	4,960,000	5.3%	0	4,960,000	0	4,960,000
Jolina Capital Inc.	500,000	0.5%	0	500,000	0	500,000
Placements Jolina Inc.	90,000	0.1%	0	90,000	0	90,000
Emanuele Saputo	5,550,000	5.9%	0	5,550,000	0	5,550,000

The amount of securities beneficially owned by the Reporting Persons includes: (i) 4,960,000 Common Shares held of record by Fondation Mirella et Lino Saputo, (ii) 500,000 Common Shares held of record by Jolina Capital Inc. and (iii) 90,000 Common Shares held of record by Placements Jolina Inc.

Mr. Saputo is one of three directors of Fondation Mirella et Lino Saputo and is authorized to unilaterally make investment and voting decisions on behalf of such entity, and in such capacity may be deemed to beneficially own the securities held of record by Fondation Mirella et Lino Saputo. In addition, Mr. Saputo is the sole director and owner of all voting interests of Jolina Capital Inc. and in such capacity may be deemed to beneficially own the securities held of record by Jolina Capital Inc. Additionally, Mr. Saputo is one of two directors and the owner of substantially all voting interests of Placements Jolina Inc. and in such capacity may be deemed to beneficially own the securities held of record by Placements Jolina Inc. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 87241L109	Schedule 13G	Page 7 of 9

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 87241L109	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2021

FONDATION MIRELLA ET LINO SAPUTO

By:	/s/ Emanuele Saputo
Name:	Emanuele Saputo
Title:	Vice-President

JOLINA CAPITAL INC.

By:	/s/ Emanuele Saputo
Name:	Emanuele Saputo
Title:	President

PLACEMENTS JOLINA INC.

By:	/s/ Emanuele Saputo
Name:	Emanuele Saputo
Title:	President

/s/ Emanuele Saputo
Name:	Emanuele Saputo

CUSIP No. 87241L109	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.